Filed by Sabine Oil & Gas LLC

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Oil Corporation

Commission File No.: 001-13515

Sabine Oil & Gas LLC posted the following investor presentation to its website on May 13, 2014:

Combination of Sabine Oil & Gas LLC and Forest Oil Corporation May 6, 2014

Forward Looking Statements

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
In connection with the proposed transactions, New Forest Oil Inc. (which will be renamed Sabine Oil & Gas Corporation as of the closing of the proposed transaction) (“Holdco”)
intends to file with the SEC a registration statement on Form S-that will include the proxy statement of Forest Oil Corporation that also constitutes a prospectus of Holdco. Each of Holdco and Forest Oil Corporation also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE
PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if andwhen it becomes available) and other relevant documents filed by Holdco and Forest Oil Corporation with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Holdco or Forest Oil
Corporation at Forest Oil Corporation’s Investor Relations department at www.forestoil.com or by email at
IR@forestoil.com.
PARTICIPANTS IN THE SOLICITATION
Holdco, Forest Oil Corporation, Sabine Oil & Gas LLC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Forest Oil Corporation’s directors and executive officers is available in
Forest Oil Corporation’s proxy statement dated March 26, 2014, for its 2014 annual meeting of shareholders. Information about Sabine Oil & Gas LLC’s directors and executive officers was filed by Sabine Oil & Gas LLC with the SEC on May 6, 2014 pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Holdco or
Forest Oil Corporation using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,”
“should,” “to be,” and any similar expressions or otherwords of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Holdco, Forest Oil Corporation or Sabine
Oil & Gas LLC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Holdco to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth.  Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Holdco or
Forest Oil Corporation from time to time, including Forest Oil Corporation’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.
For additional information on the risks and uncertainties that could impact Sabine Oil & Gas LLC’s business and operations, please see the Annual Report posted to the investor relations section of itsweb site at www.sabineoil.com. The forward-looking statements including in this document are made only as of the date hereof. None of Holdco,
Forest Oil Corporation nor Sabine Oil & Gas LLC undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.

»
All-stock strategic combination between Sabine Oil & Gas LLC (“Sabine”) and
Forest Oil Corporation (“Forest” or “FST”) under a newly incorporated public holding company, Sabine Oil & Gas Corporation (“SABO”), expected to be listed on the NYSE
»
Company headquarters – Houston, Texas
»
Each Forest share to be exchanged for 0.1 shares of SABO
•
Designed to replicate a 10 for 1 reverse stock split
»
Former Sabine unitholders to own 73.5% of pro forma shares
»
Former Forest shareholders to own 26.5% of pro forma shares
»
Board representation proportional to ownership interest
•
6 current Sabine directors, 2 current Forest directors
•
C-Suite Team from Sabine
•
David Sambrooks – Chairman and Chief Executive Officer
•
Shane Bayless – Chief Financial Officer
•
Todd Levesque – Chief Operating Officer
»
Approval by Forest shareholders
»
Customary regulatory approvals
»
Closing expected in late Q3 / early Q4
Transaction Summary
2
Transaction
Overview
Consideration
Board /
Management
Key Conditions /
Timing

»
Extensive overlap in top two asset areas: East Texas and Eagle Ford
»
Creates a leading East Texas position of ~207,000 net acres
•
Compelling inventory of high return, liquids-rich Cotton Valley Sand opportunities
•
Significant inventory of Haynesville drilling opportunities with compelling current economics and significant upside value
»
Complementary positions in the Eagle Ford, creating significant scale of ~65,000 net acres
•
Sabine’s Eagle Ford results top 10% in the industry in 2013
»
Combined 12/31/13 proved reserves of 1.5 Tcfe (71% gas) and 2014E production of ~345
Mmcfed (65% gas) based on based on respective company guidance
»
Substantial production and cash flow growth
•
Over 20% pro forma 2014E production growth
»
Cost savings from reduced overhead and streamlined operations
»
Ability to optimize capital allocation on $800 - $825 million capital program
»
Will apply top tier operational results across portfolio
»
Liquidity to fund drilling program through 2015 without accessing capital markets
»
Clear path to improving balance sheet through property divestments and optimized capital allocation - to be implemented as a top priority
»
First Reserve, an energy-focused private equity firm, remains a controlling shareholder
Strategic Rationale
3
Complementary
Asset Positions
Scale and
Growth
Operating
Synergies
Capitalization

Leadership

David Sambrooks
Chief Executive Officer
•
Former Vice President and General Manager of Devon Energy Corporation's Southern Division and
prior to that, their International Division
•
Over his thirty-four years of experience, held various executive, business development and engineering positions with Sun Oil Company / Oryx Energy and Santa Fe Energy Resources / Santa
Fe Snyder Corporation
•
Bachelor of Science degree in Mechanical Engineering from the University of Texas at Austin and a
Master of Business Administration from the Executive Program at the University of Houston
Shane Bayless
Executive Vice President and
Chief Financial Officer
•
Former Executive Vice President - Chief Financial Officer and Treasurer with Petrohawk Energy
•
Over his twenty-four years of experience, held various executive and senior positions with 3TEC
Energy, Encore Acquisition Company, Hugoton Energy and Ernst & Young
•
Bachelor of Science in Accounting from Wichita State University and a Certified Public Accountant
Todd Levesque
Executive Vice President and
Chief Operating Officer
•
Previously served as Senior Vice President of Engineering and Development of Sabine
•
Over his twenty-two years of experience, held various engineering and management positions with Devon/Ocean Energy, Burlington Resources and Amerada Hess
•
Bachelor of Science degree in Petroleum Engineering from Texas A&M University
»
The combined company’s management team has been together since Sabine’s formation in 2007, delivering top-tier well results and production/cash flow/asset growth

T E X A S
O K L A H O M A
L O U I S I A N A
M I S S I S S I P P I
Sabine Acreage                      Forest Acreage
Complementary Asset Footprints
5
1
Daily production representative of 1Q 2014 production
2
Does not include additional acreage in North Louisiana or ~71,000 DK exploratory net acres in East Texas
Map of Acreage Position (1)
• ~64,500 net acres
• 74 Mmcfe/d (31% gas)
Gonzales
DeWitt
Lavaca
Karnes
Wilson
Eagle Ford
A R K A N S A S
Arkoma
Mississippi
• ~207,000 net acres
(2)
• 178 Mmcfe/d (81% gas)
Panola
De Soto
Caddo
Rusk
Gregg
Smith
Cherokee
Upshur
Marion
Harrison
East Texas
Combined Total
»
~424,000 net acres
»
~290 Mmcfe/d current
production (67% gas)
»
1,464 Bcfe proved
reserves (61% PD; 71%
gas)
»
Creates one of the
largest East Texas
positions with
concentrated and
contiguous acreage
Granite Wash
• ~33,500 net acres
• 15 Mmcfe/d (29% gas)
Permian Basin
• ~60,250 net acres
• No material production
• ~35,000 net acres
• 22 Mmcfe/d (100% gas)
• ~14,600 net acres
• No current production

1,600
1,400
1,200
1,000
800
600
400
200
0
625
170
455
839
251
588
1,464
421
1,043
Forest
Sabine
Pro Forma
Gas
Oil & NGLs

350
300
250
200
150
100
50
0
125
44
81
220
78
142
345
122
223
Forest
Sabine
Pro Forma
Gas
Oil & NGLs

500
400
300
200
100
0
247
60
25
59
103
178
34
40
104
424
60
34
65
59
207
Forest
Sabine
Pro Forma
East Texas
Ark-La-Tex
Eagle Ford
North Texas
Permian

Pro Forma Asset Profile

FY2014E Production Guidance Proved Reserves (1) Acreage (in thousands)
Bcfe Mmcfe/d Net acres
(70%)
(30%)
(73%)
(27%)
(71%)
(29%)
(65%)
(35%)
(35%)
(65%)
(65%)
(35%)
1
As of 12/31/13
2
Per current guidance
3
Represents combination of current standalone guidance from Forest and Sabine management
4
Does not include additional ~71,000 DK  net acres in East Texas
5
Excludes East Texas acreage
(2)
(3)
(4) (5)
(2)

5,000
4,000
3,000
2,000
1,000
0
4,966
4,344
3,614
1,671
1,464
1,124
839
818
625
609
585
534
352
WPX
QEP
UPL
ROSE
SABO PF
XCO
Sabine
PVA
FST
CRZO
CRK
JONE
SN

1,400
1,200
1,000
800
600
400
200
0
1,247
806
677
387
380
345
220
187
175
152
134
133
125
WPX
QEP
UPL
XCO
ROSE
SABO PF
Sabine
CRK
CRZO
PVA
JONE
SN
FST

Pro Forma Asset Profile Versus Comps

2014E Production (2) Proved Reserves (1)
Bcfe MMcfe/d
»
Combined company gains significant scale; aligns with gas-weighted peers with focus on East Texas
134% proved
reserve increase
to Forest
176% 2014E
production increase
to Forest
% Gas 75% 61% 94% 40% 71% 90% 70% 39% 73% 31% 77% 44% 11%
1
Per company press releases and SEC filings. Reserves data includes most recent information released by listed companies
2
Peers 2014E production per FactSet estimates. Sabine and Forest 2014E production per Sabine and Forest guidance
3
Percent gas per latest daily production from company press releases and SEC filings
(3) % Gas 79% 63% 93% 89% 37% 67% 67% 74% 42% 32% 48% 13% 68%

Camp
Morris
Cass
Marion
Upshur
Harrison
Gregg
Smith
Rusk
Panola
Cherokee
Shelby

Industry Leading East Texas Position

Acreage Location Asset Overview
»
Combination creates large, contiguous acreage position providing critical mass in region
»
Evolving completion techniques, lower costs and improving gas prices leading to better economics and increased activity
»
Multi-play basin with opportunities in the Cotton Valley (multiple benches),
Haynesville, Bossier, Pettet and Travis Peak
»
2013 Combined Cotton Valley Sand Program – 11 wells
»
2013 Sabine Haynesville Program – 7 wells
»
2014 Plans
•
Currently running four rigs in liquids-rich Cotton Valley play
•
Test new Haynesville well design, $700k potential capital savings
•
Evaluating drilling program for combined company, potential for increased activity
East Texas has been a core asset for Sabine and
Forest. With current gas prices and increased activity,
this area will provide significant production and
reserve growth.
Sabine Acreage              Forest Acreage
(1)
1
Strip pricing as of 4/29/14
Program Economics
$4/$90 Strip
Rate of Return 27% 36%
PV10 per well ($ millions) $4.3 $5.6
F&D ($/mcfe) $1.23
Commodity Pricing
Program Economics
$4/$90 Strip
Rate of Return 17% 26%
PV10 per well ($ millions) $1.7 $3.4
F&D ($/mcfe)
Commodity Pricing
$1.54
(1)
24-hr IP (Mmcfe/d) 11.0
30-day IP (Mmcfe/d) 9.5
% Liquids 34%
EUR (Bcfe) 9.2
Well Cost ($ millions) $8.8
24-hr IP (Mmcfe/d) 10.4
30-day IP (Mmcfe/d) 9.7
% Liquids 7%
EUR (Bcfe) 8.0
Well Cost ($ millions) $9.3
Texas

Top Industry Operators – Cotton Valley
(# of wells)
Avg. 12 Month Cum, Mmcfe
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
5 23 9 13 5 6 22 37 24 10 32 18 51 6 21 47 31 74 6 11 10 9 10 10 8 5 8
Sabine 2013
A
B
C
D
FST 2013
E
Sabine Total Program
F
G
H
I
J
K
L
M
FST Total Program
N
O
P
Q
R
S
T
U
V
W

Top 25 Operators - Haynesville
(# of wells)
Avg. 12 Month Cum, Mmcfe
2,500
2,000
1,500
1,000
500
302 11 148 289 193 106 23 7 17 105 577 77 20 48 24 20 45 103 8 4 5 85 11 39 4 14
A
B
C
D
E
F
G
Sabine 2013
FST Total Program
I
J
K
L
Sabine Total Program
M
N
O
P
Q
R
S
T
U
V
W
X

Industry Leading Performance

Cotton Valley
•
Incorporated Haynesville designs into CV
completion
•
Higher perf cluster density
•
Tighter frac stage spacing
•
Higher fluid and proppant volumes
Haynesville
•
More economical proppant, reduced
chemical usage has offset cost impact of
larger stimulations
Note: Industry results represent entire Cotton Valley and Haynesville plays, respectively.
»
Advanced completion design
relative to most in industry,
improving well performance
»
Plan to apply Sabine’s completion
design across combined company
»
Experience: With almost 70 CV
completions combined, knowledge to
high-grade acreage
»
Latest Sabine performance on-par with
NLA Haynesville “core” - with lower cost
structure
»
Tighter perf clusters, frac stages, utilizing
“zipper” fracs
»
Higher stimulation volumes
»
Deeper landing point in reservoir, contacts
more rock

CALDWELL
FAYETTE
GUADALUPE
GONZALES
LAVACA
WILSON
DE WITT
KARNES
VICTORIA
GOLIAD

Significant Eagle Ford Position

Acreage Overview
Asset Overview
»
Sabine’s results have extended the best part of the Eagle Ford trend further northeast, with results comparable to core players
»
Sabine acreage is generally in the gas-condensate window
•
Higher pressures and gas reservoirs improve recoveries
•
Best wells are in this part of the hydrocarbon envelope
»
Forest acreage subject to Schlumberger agreement whereby
Schlumberger receives a 50% working interest in Forest’s Eagle
Ford assets in exchange for a $90 million drilling carry
•
$29 million of carry remaining as of 12/31/13
»
Leveraging experience from Haynesville resource development
and targeting of Upper Eagle Ford to generate superior results
»
2013 Sabine Shiner Area Eagle Ford Program – 10 wells
»
2014 Plans
•
Currently operating four rigs in DeWitt/Lavaca and two rigs in
Gonzales
•
Greater scale allows for combined company to evaluate
opportunity to shift more capital to East Texas
Devon (former
GeoSouthern)
Penn Virginia
Sabine acreage borders Devon and Penn Virginia, with
comparable results. Devon/GeoSouthern sale and recent
PVA stock rally are additional positive indications of
industry/market view of this part of Eagle Ford play.
Sabine Shiner
Area
Sabine
Sugarkane Area
Sabine Acreage              Forest Acreage
1
Strip pricing as of 4/29/14
(1)
Program Economics
$4/$90 Strip
Rate of Return 27% 34%
PV10 per well ($ millions) $2.4 $2.8
F&D ($/boe)
Commodity Pricing
$19.29
24-hr IP (Boe/d) 1,772
30-day IP (Boe/d) 1,331
% Liquids 78%
EUR (Mboe) 723
Well Cost ($ millions) $10.6
Texas

Avg. 12 Month Cum, Mboe (6:1)
250
200
150
100
50
198 140 280 26 185 2 223 374 57 189 176 91 35 416 83 10 791 7 112 55 578 49 28 173 14
A B C Sabine D E F G H I J K L M N O P Q R S T U V W X

Avg. 12 Month Cum, Mboe (20:1)
180
160
140
120
100
80
60
40
20
198 374 280 26 140 189 35 416 83 791 7 55 14 223 2 10 100 222 43 57 12 578 173 43 8
A B C Sabine D E F G H I J K L M N O P Q R S T U V W X

Eagle Ford Performance

»
In northern DeWitt and Lavaca counties, Sabine has
validated that the upper Eagle Ford has excellent
productivity
»
Also unique to industry, Sabine brought its Haynesville
completion experience to the Eagle Ford
•
Tighter perf cluster, frac stage spacing
•
Hybrid fluid design with emphasis on high volumes of
slick water
•
Lower strength proppant to reduce cost
•
Less expensive proppant and reduced chemicals helps
offset cost of additional stimulation volumes
»
Optimal landing point coupled with significant stimulated
rock volume translates into shallower production declines
•
Operators in Lower Eagle Ford tout higher 24-hour IP’s,
but first year production for Sabine wells is
comparable
Note: Industry results represent entire Eagle Ford Play Note: Industry results represent entire Eagle Ford Play
Source: HPDI Data for industry wells. Internal production estimates for Sabine
Top 25 Operators
Top 25
Operators
(# of wells)
(# of wells)

Texas
OCHILTREE
LIPSCOMB
HUTCHINSON
ROBERTS
CARSON
WHEELER

High Return Granite Wash Position

Acreage Overview
Asset Overview
•
Outstanding productivity, with 8 of 17 horizontals producing (or projected to produce) in excess of 200 Mboe in first year
•
Two recent wells projected at 300-350 Mboe in first year
(~ 60% oil)
•
Two years of identified drilling locations, with potential for up to
200 locations depending on western delineation results
•
Wells to date have exhibited extremely strong economics, often paying out in under a year
»
Sabine 2013 Program Results – 5 wells
»
2014 Plans
•
2014 development plan: Running 2 rigs, balance of low-risk
development locations with measured step-out tests to the west
Mesa Vista and Lard Ranch have been extensions on-
trend with several large Granite Wash developments. With
the shallower depth, Mesa Vista also has a higher oil
content.
1
Strip pricing as of 4/29/14
(1)
Program Economics
$4/$90 Strip
Rate of Return >100% >100%
PV10 per well ($ millions) $5.3 $5.7
F&D ($/boe)
Commodity Pricing
$15.20
24-hr IP (Boe/d) 1,561
30-day IP (Boe/d) 1,142
% Liquids 76%
EUR (Mboe) 674
Well Cost ($ millions) $8.1
Lard Ranch Field (2005)
Cum: 13.9 MMBOE (21% Oil)
Hemphill Field (1963)
Cum: 169.5 MMBOE (8% Oil)
Mendota Field (1964)
Cum: 130.1 MMBOE (13% Oil)
Buffalo Wallow Field (1969)
Cum: 286.1 MMBOE (4% Oil)
Stiles Ranch Field (1979)
Cum: 170.2 MMBOE (11% Oil)
Mesa Vista (2011)
Cum: 2 MMBOE (49% Oil)
»
Sabine operates ~ 33,500 net acres in oil window of play,
shallowest part of Granite Wash trend
»
Sabine is currently testing the western extent of the
Granite Wash, which could represent material upside to
the inventory count on this position

- New RBL facility
- Assumes Sabine's 2nd lien and bonds remain in place
  - Will monitor markets to opportunistically refinance all or a portion of these
- Forest bonds subject to change of control put at 101; if put, issue new Senior Notes (or use cash or RBL) for put amount but plan to tender for bonds with newly issued Senior Notes (and/or cash or RBL) at closing or amend bonds to remove change of control put
- Committed bridge facility backstops funds for change of control put or debt tender if new Senior Notes issuance is unsuccessful
- **The combined company will pursue portfolio rationalization and debt reduction over the next twelve months**
  - Will aggressively but prudently evaluate accretive divestment opportunities
    - To allow optimization of capital allocation
    - To increase liquidity and de-lever balance sheet

($ in millions)
Q1 2014 Q1 2014
Sabine Forest Pro Forma
Cash $1 $48 $49
Revolving Credit Facility $355 - $376
2nd Lien Term Loan due 2018 650 - 650
Senior Unsecured Notes due 2017 350 - 350
Senior Unsecured Notes due 2019 - $578 -
Senior Unsecured Notes due 2020 - 222 -
New Senior Notes - - 850
Total Debt $1,355 $800 $2,226
Book Equity 199 35 365
Total Book Capitalization $1,554 $835 $2,592
LTM 3/31/14 EBITDA $313 $169 $482
Proved Reserves (Bcfe) 839 625 1,464
% Liquids 30% 27% 29%
Proved Developed Reserves (Bcfe) 466 414 881
Latest Daily Production (Mmcfe/d) 185 105 290
Credit Statistics
Debt / LTM EBITDA 4.3x 4.7x 4.6x
Debt / Proved Reserves ($/mcfe) $1.61 $1.28 $1.52
Debt / PD Reserves ($/mcfe) $2.91 $1.93 $2.53
Debt / Latest Daily Prod. ($/mcfe/d) $7,339 $7,609 $7,683
Liquidity
Cash $1 $48 $49
Revolver Borrowing Base
$700 $300 $1,000
Amount Drawn (355) 0 (376)
Total Liquidity $346 $348 $673
Financing Highlights and Pro Forma Capitalization
13
Capitalization Table Financing Highlights
(2)
(3)
1
Forest pro forma for 2013 divestitures
2
Reserves as of 12/31/13
3
Average 1Q 2014 production
(2)
(1)

2014 Financial Guidance

Pro Forma Combined 2014E Guidance
Low
-
High Midpoint
Production:
Natural Gas (Mmcf/d) 212 - 234 223
Oil (Bbl/d) 10,731 - 11,860 11,296
Natural Gas Liquids (Bbl/d) 8,552 - 9,452 9,002
Total Production (Mmcfe/d) 328 - 362 345
Total Production (Mboe/d) 55 - 60 58
Operating Expenses:
Lease Operating / Workover Expense $0.75 - $0.85 $0.80
Marketing, Transportation, Processing $0.25 - $0.35 $0.30
Production & Ad Valorem Taxes
(1)
$0.35 - $0.40 $0.38
General & Administrative Expense $0.39 - $0.44 $0.42
Total Operating Expense ($ / Mcfe) $1.74 - $2.04 $1.89
Capex:
Total Capex ($ millions) $800 - $825
1
Production taxes assume price deck of $3.50/Mcf gas and $85/Bbl oil.

Conclusions

»
Extensive overlap in top two asset areas: East Texas and Eagle Ford
»
Creates a leading East Texas position of ~207,000 net acres
•
Compelling inventory of high return, liquids-rich Cotton Valley Sand opportunities
•
Significant inventory of Haynesville drilling opportunities with compelling current economics and significant upside value
»
Complementary positions in the Eagle Ford, creating significant scale of ~65,000 net acres
•
Sabine’s Eagle Ford results top 10% in the industry in 2013
»
Combined 12/31/13 proved reserves of 1.5 Tcfe (71% gas) and 2014E production of ~345
Mmcfed (65% gas) based on based on respective company guidance
»
Substantial production and cash flow growth
•
Over 20% pro forma 2014E production growth
»
Cost savings from reduced overhead and streamlined operations
»
Ability to optimize capital allocation on $800 - $825 million capital program
»
Will apply top tier operational results across portfolio
»
Liquidity to fund drilling program through 2015 without accessing capital markets
»
Clear path to improving balance sheet through property divestments and optimized capital allocation - to be implemented as a top priority
»
First Reserve, an energy-focused private equity firm, remains a controlling shareholder
Complementary
Asset Positions
Scale and
Growth
Operating
Synergies
Capitalization

Appendix 16

Last Closing Date Transaction Step
Forest’s existing 7.25% Senior Notes due 2019
(the “Forest 2019 Notes”).
Forest’s existing 7.5% Senior Notes due 2020
(the “Forest 2020 Notes”).
Sabine’s existing Second Lien Term
Loan Due 2018 (the “Sabine
Second Lien Term Loan”).
Sabine’s existing 9.75% Senior
Notes due 2017 (the “Sabine 2017
Notes”).
Shareholders
Sabine Oil &
Gas Holdings
II LLC
Sabine Oil &
Gas LLC
Forest Oil
Corporation
(1) SOGH II and Sabine O&G will
be merged with and into Forest
Oil Corporation, with Forest Oil
Corporation surviving.
Sabine Oil & Gas
Holdings LLC
Sabine Oil & Gas
Corporation
(“SABO”) (formerly
New Forest Oil Inc.)

Resulting Debt Structure After Closing Date Transactions
Forest and Sabine
Subsidiaries
(3)
/Assets
New
$1,000 MM Borrowing Base Revolving Credit Facility
Existing
$578 MM Forest 2019 Notes
(2)
$222 MM Forest 2020 Notes
(2)
$650 MM Sabine Second Lien Term Loan
$350 MM Sabine 2017 Notes
Forest Oil
Corporation
(1)
(1) Assumes only existing revolvers are replaced on closing date.
(2) Change of Control tripped; put right exists; backstop financing commitments are in place for put.
(3) Guarantors of Forest Oil Corporation debt, subject to certain exceptions.
Shareholders
Sabine Oil & Gas
Corporation
(“SABO”) (formerly
New Forest Oil Inc.)
Sabine Oil & Gas
Holdings LLC
(former holdco of
Sabine Oil & Gas
LLC)